EXHIBIT 99.1

Anfield Energy Inc. Submits Notice of Intent for Underground Drilling Program at SM-18 Uranium-Vanadium Project in Colorado, Advancing Fourth Mine in Hub-and-Spoke Strategy

VANCOUVER, British Columbia, April 02, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce the submission of a Notice of Intent (the “NOI”) to the relevant regulatory authorities in preparation for an underground drilling program at its SM-18 uranium-vanadium project (“SM-18”) in Colorado.

The planned underground drilling program is designed to verify and potentially expand existing mineral resources at SM-18. In parallel, the Company will use the drilling campaign as an opportunity to advance the preparation of a comprehensive Plan of Operations, targeted for completion later this year. This work supports the longer-term development of SM-18 as a producing mine.

Exhibit: SM-18 historical production and DOE resource estimate

DOE lease	County	DOE resource estimate	Area	Historical Production - Behre Dolbear 2007**
SM-18		March 2014 publication (lbs U3O8)*		lbs U3O8	lbs V2O5

	Montrose	1,200,000	Uravan	133,637	575,224

Sources:
*Summary: DOE Final Uranium Leasing Program Programmatic Environmental Impact Statement (ULP PEIS), March 2014
**Technical Report Prepared for General Atomics, Behre Dolbear & Company, August 16, 2007

The Company notes that the underground workings at SM-18 remain in good condition, with the overall mine area benefiting from well-preserved historic infrastructure that will facilitate efficient access and drilling activities. Upon successful advancement, SM-18 is expected to become Anfield’s fourth mine, joining the Company’s Slick Rock and JD-8 projects in Colorado and the Velvet-Wood project in Utah. Each of these four mines—Velvet-Wood, Slick Rock, JD-8, and SM-18—will become flagships for Anfield within their respective mine complexes. This progression aligns with Anfield’s hub-and-spoke production model, which leverages the Company’s 100%-owned Shootaring Canyon mill in Utah (the “Shootaring Canyon Mill”) — one of only three licensed and permitted conventional uranium mills in the United States.

The Company is also advancing plans to expand the Shootaring Canyon Mill’s capacity to 1,000 tons per day (tpd) with a licensed annual production capacity of 3,000,000 pounds of U₃O₈. This upgrade, part of the mill reactivation process currently under review by the Utah Department of Environmental Quality (“UDEQ”), will significantly enhance the Shootaring Canyon Mill’s ability to process feed from multiple mines efficiently, supporting scaled production of both uranium and vanadium.

Corey Dias, CEO of Anfield, commented: “Submitting the NOI for SM-18 marks a meaningful milestone as we build out our production pipeline across the Uravan Mineral Belt. This underground drilling will help to both confirm and, potentially, increase resources at the project, while the associated Plan of Operations work sets the stage for SM-18 to become a key producing asset. The underground workings are in good condition and the mine area as a whole is well preserved, allowing us to move forward efficiently. Together with Velvet-Wood, Slick Rock and JD-8, these flagship mines will anchor their respective complexes and feed into our centralized processing strategy.

Our brownfield development strategy has positioned Anfield to become a fast-growing U.S. uranium company, with a target of opening two mines per year from our rich portfolio of holdings within two of the most prolific U.S. uranium mining districts — Lisbon Valley in southeastern Utah and the Uravan Mineral Belt in southwestern Colorado. In addition, we have continued to acquire all of the necessary mining equipment to operate each of the four mines to be brought into production. At the same time, expanding the Shootaring Canyon Mill from 750 tpd to 1,000 tpd of throughput capacity and 3,000,000 pounds of licensed annual production capacity will give us the scale needed to capitalize on today’s strong uranium market and assist in addressing America’s burgeoning energy needs and strategic requirements.

We are proud to have successfully brought on experienced local talent and plan to manage development and mining operations across all of our owned mines using our in-house team. We firmly believe this approach will help revitalize the rural communities in the western U.S. that once prospered during the earlier days of uranium development and which are very supportive of the Company’s plans. Finally, given the US Government’s commitment to the advancement of domestic uranium production means that Anfield is well positioned to benefit from initiatives which will facilitate the Company’s expected uranium production.”

The SM-18 project is part of Anfield’s broader West Slope and regional portfolio in Colorado, which benefits from historical production data and proximity to existing infrastructure. All of Anfield’s conventional uranium assets are located within a 200-mile radius of the Shootaring Canyon Mill, enhancing logistical and economic synergies.

Douglas L. Beahm, P.E., P.G., is the Company's qualified person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects and has reviewed, verified and approved the scientific and technical information contained in this news release. No limitations or failures to verify were identified. Mr. Beahm is not independent of the Company, as he is the Company's Chief Operating Officer.

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements in this release include, but are not limited to, statements regarding the status of the NOI and approval from relevant regulatory authorities; planned underground drilling program at SM-18 and the benefits therefrom; the expansion potential of existing mineral resources at SM-18; the development of SM-18; the completion of a comprehensive plan of operations at SM-18; the ability of the Company’s work to support the long-term development of SM-18 as a producing mine; the potential of SM-18 becoming Anfield’s fourth mine; the potential for all four mines of Anfield becoming flagships for Anfield within their respective mine complexes; the Company’s plans to advance the Shootaring Canyon Mill, including, without limitation, the expansion the Shootaring Canyon Mill’s capacity to 1,000 tpd and 3,000,000 pounds of licensed annual production capacity, the results of the mill reactivation process initiated with UDEQ and the ability for the Shootaring Canyon Mill to process feed from multiple mines efficiently; the Company’s brownfield development strategy; the timing and receipt of all necessary regulatory approvals; the acquisition of necessary mining equipment to bring mines into production; the Company’s ability to manage development and mining operations with its in-house team; community regrowth and the revitalization of rural communities in the western U.S.; and the logistical and economic synergies from the location of the Shootaring Canyon Mill.

Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks associated with permitting and regulatory approvals, including, without limitation, regarding the NOI; risks related to the development of mines into production; risks that the anticipated drilling program SM-18 may not expand existing mineral resources at SM-18 as contemplated, or at all; risks that the long-term development of SM-18 as a producing mine may not be completed as contemplated, or at all; risks that the four mines — Velvet-Wood, Slick Rock, JD-8, and SM-18 — may not become flagships for Anfield within their respective mine complexes as contemplated, or at all; risks related to the timing and receipt of all necessary regulatory approvals; risks related to the Shootaring Canyon Mill reactivation and refurbishment and the capacity benefits therefrom not being completed as contemplated herein, or at all; risks that the Company may not be able to implement the Company’s brownfield development strategy as contemplated, or at all; risks that the Company may not be able to secure the necessary equipment to bring mines to production at contemplated, or at all; risks that drilling results may not be as contemplated; risks related to resource estimation; commodity price risks; workforce availability risks affecting the Company’s in-house team; risks that the benefits of the Company’s development and operational plans and strategies, including rural communities in the western U.S. being revitalized, may not be realized as contemplated herein, or at all; risks that the logistical and economic synergies from the location of the Shootaring Canyon Mill may not be realized as contemplated, or at all; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca.

Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.